Exhibit 99.1

             Tevecap S.A. Extends Expiration Date of Exchange Offer

      SAO PAULO, November 10, 2004 - Tevecap S.A. (the "Company") today announced that it is extending the Expiration Date of its exchange offer for an aggregate principal amount of up to US$48,022,000 of its outstanding 12.625% Senior Notes due 2004 (the "Existing Notes") which have been registered under the Securities Act of 1933 for the same principal amount of its 12.625% Senior Notes due 2009 until 5:00 p.m., New York City time, on November 22, 2004 (the "Expiration Date"), unless further extended by the Company in its sole discretion. As of 5:00 p.m., New York City time, on November 10, 2004, holders of approximately US$34.5 million principal amount of Existing Notes had tendered their Existing Notes.

      The exchange offer will remain in all respects subject to all terms and conditions described in the Prospectus dated October 13, 2004.

                                      * * *

      THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL TO THE TERMS AND CONDITIONS OF THE REGISTRATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. BEFORE MAKING AN INVESTMENT DECISION, INVESTORS SHOULD CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN.

      Requests for further information or for a Prospectus should be directed to the Information Agent: GS Proxylatina, Cerrito 1266, 10th floor, C1010AAZ, Buenos Aires, Argentina, telephone number +54 11 4811 8391 and facsimile number +54 11 4811 8985. Alternatively, please contact one of the two Solicitation
Agents:

      Unibanco:

      Eduardo de Freitas(eduardo.freitas@unibanco.com.br): 55 11 30971512 Andre Gusso (andre.gusso@unibanco.com.br): 352 26473663
      Bernardo Aleluia (bernardo.aleluia@unibanco.com.br): 55 11 30971512 Pedro Ekman (pedro.ekman@unibanco.com.br): 55 11 30971512
      Rodrigo Formoso (rodrigo.formoso@unibanco.com.br): 55 11 30971512 Julia Chen (julia.chen@unibanco.com.br): 1 212 2079401

      Eurovest: (for investors outside the United States only)
      Carlos E. Gribel (carlosgribel@eurovest.com.br ): 55 11 5505-3334 / 55 11 3346 9400
      Rodrigo Steiner (rodrigo.steiner@eurovest.com.br): 55 11 55053334/ 55 11 3346 9400
      Carla R. Gomes (carlag@eurovest.com.br): 55 11 5505-3334/ 55 11 3346 9400

                                      * * *

            This extension notice is dated as of November 10, 2004.